BRANDON J. CAGE

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

April 7, 2016

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company (811-08946)

Post-Effective Amendments to File Nos. 033-88458, 333-53040, 333-93059, 033-88460, 333-60833, 333-136597, 333-145822, 333-148865, 333-168026, 333-184973, 333-185326, 333-185327, and 333-185328.

Separate Account A of Pacific Life & Annuity Company (811-09203)

Post-Effective Amendments to File Nos. 333-71081, 333-100907, 333-122914, 333-107571, 333-136598, 333-148891, 333-160131, 333-168027, 333-184972, 333-185329, 333-185330, and 333-185331.

Pacific Select Variable Annuity Separate Account of Pacific Life Insurance Company (811-05980)

Post-Effective Amendment to File No. 033-32704.

Dear Ms. Skeens:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Select Variable Annuity Separate Account of Pacific Life (811-05980), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received April 6, 2016, in connection with the above referenced Post-Effective Amendments, on Form N-4, filed February 12, 2016. All disclosure changes included in this response will be made to all registration statements referenced above.

Prospectus Comment.

1. Staff Comment: Optional Living Benefit Riders – Investment Allocation Requirements - Allowable Investment Options paragraph (p. 46): Please clarify what happens to the investments in an existing portfolio if the portfolio is changed or eliminated as an allowable investment option. In addition, please explain under what circumstances, if any, a contract owner would have to take action to reallocate contract value allocated to an underlying portfolio that is no longer an allowable investment option.

Response: We modified the second paragraph as follows [new disclosure is underlined for your reference]:

“By adding an optional living benefit Rider to your Contract, you agree to the above referenced investment allocation requirements for the entire period that you own a Rider. These requirements may limit the number of Investment Options that are otherwise available to you under your Contract. We reserve the right to add, remove or change allowable asset allocation programs or allowable Investment Options at any time. We may make such a change due to a fund reorganization, fund substitution, to help protect our ability to provide the guarantees under these riders (for example, changes in an underlying portfolio’s investment objective and principal investment strategies, or changes in general market conditions), or otherwise. Generally, a change to an existing allowable Investment Option will not require you to reallocate or transfer the total amount of Contract Value allocated to an affected Investment Option, except when an underlying portfolio is liquidated by a determination of its Board of Directors or by a fund substitution. If a change is required that will result in a reallocation or transfer of an existing Investment Option, we will provide you with reasonable notice (generally 90 calendar days unless we are required to give less notice) prior to the effective date of such change to allow you to reallocate your Contract Value to maintain your rider benefits. If you do not reallocate your Contract Value your rider will terminate.”

2. Staff Comment: Tandy Representations.

The Registrants hereby acknowledge as follows: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above referenced filings; 2) the review of the filings by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filings nor does it foreclose the Commission from taking any action with respect to the filings; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed these filings and provided comments to the Registrants or that the filings became automatically effective thereafter.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage